## Regulatory Announcement

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| | |
|---|---|
| **Company** | C&C Group Plc |
| **TIDM** | CCR |
| **Headline** | Holding(s) in Company |
| **Released** | 10:27 16-Jun-05 |
| **Number** | 6455N |






05009156

Notification of Interests In Shares

Please see attached letter received by C&C Group plc today:

The Board of Directors
C&C Group plc
Kylemore Park
Dublin 10
Ireland




SEC MAIL
RECEIVED
PROCESSING
JUN 2 0 2005
WASH. D.C.
209
SECTION

16 June 2005

Dear Sirs

**C&C Group plc ("C&C" or the "Company")**
**Notification of Major Interests in Shares**

Pursuant to Section 67 of the Companies Act 1990, we are writing, on behalf of the shareholders noted below, to inform you that on 15 June 2005, CIE Management 11 Limited, Capital d'Amerique CPDQ Inc and Teabar Capital Corporation and Ontario Teachers' Pension Plan Board have disposed of the following number of ordinary shares of €0.10 each in the share capital of the Company:

| | Number of ordinary shares disposed of | Resulting holding of ordinary shares | Percentage of issued class |
|---|---|---|---|
| CIE Management II Limited | 6,287,847 | 26,203,475 | 8.16 |
| Capital d'Amerique CPDQ Inc | 2,273,450 | 9,474,192 | 2.95 |
| Teabar Capital Corporation | 2,732,150 | 11,385,744 | 3.54 |

In addition Euro Ventures Pte Limited sold 706,553 ordinary shares on the same date, leaving it with 2,944,434 ordinary shares, amounting to 0.92 per cent. of the issued class. Each of the sales was at €3.50 per share

In addition we wish to advise you that each of CIE Management II Limited, Capital d'Amerique CPDQ Inc, Teabar Capital Corporation and Euro Ventures Pte Limited have undertaken in favour of J&E Davy and Citigroup Global Markets U.K. Equity Limited that, except in certain limited circumstances, they will not, for a period of 30 days from 20 June 2005, transfer, charge or otherwise dispose of any interest in Ordinary Shares of which they are the registered or beneficial owner.

Yours faithfully,

**Dickson Minto W.S.**

Ends.

Enquiries: Noreen O'Kelly, Company Secretary, Phone: +353 1 616 1100

END

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